Exhibit 12.1

Electronics For Imaging, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratio of earnings to fixed charges)

	Years Ended December 31,					Three Months Ended
	2009	2010	2011	2012	2013	March 31, 2014
Income (loss) from continuing operations before income taxes	$16,035	$(1,630)	$30,420	$35,023	$173,138	$10,661
Fixed charges:
Interest expense	4	43	62	709	3,406	249
Interest relating to rental expense (1)	2,438	2,533	2,081	1,912	2,024	533

Total fixed charges	2,442	2,576	2,143	2,621	5,430	782

Earnings available for fixed charges	$18,477	$946	$32,563	$37,644	$178,568	$11,443

Ratio of earnings to fixed charges	7.57	0.37	15.20	14.36	32.89	14.63

(1)	The representative interest portion of rental expense was deemed to be one-third of all rental expense, except for the rental expense related to the off-balance sheet financing lease, as described in the footnotes to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2013, which was deemed to be all interest. The off-balance sheet financing lease was terminated effective November 1, 2012.